Mercedes-Benz Auto Receivables Trust 2021-1
Investor Report
Collection Period Ended   28-Feb-2022

Amounts in USD

Dates

Collection Period No.		6		
Collection Period (from... to)	1-Feb-2022	28-Feb-2022		
Determination Date	11-Mar-2022			
Record Date	14-Mar-2022			
Distribution Date	15-Mar-2022			
Interest Period of the Class A-1 Notes (from... to)	15-Feb-2022	15-Mar-2022	Actual/360 Days	28
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Feb-2022	15-Mar-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	332,500,000.00	988,035.83	0.00	988,035.83	2.971536	0.000000
Class A-2 Notes	560,000,000.00	560,000,000.00	509,902,529.58	50,097,470.42	89.459769	0.910540
Class A-3 Notes	560,000,000.00	560,000,000.00	560,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	130,000,000.00	130,000,000.00	130,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,582,500,000.00**	**1,250,988,035.83**	**1,199,902,529.58**	**51,085,506.25**		
Overcollateralization	40,578,961.98	40,576,974.05	40,576,974.05			
Adjusted Pool Balance	1,623,078,961.98	1,291,565,009.88	1,240,479,503.63			
Yield Supplement Overcollateralization Amount	34,735,936.60	27,146,746.61	25,986,656.91			
Pool Balance	**1,657,814,898.58**	**1,318,711,756.49**	**1,266,466,160.54**			

	Amount	Percentage
Initial Overcollateralization Amount	40,578,961.98	2.50%
Target Overcollateralization Amount	40,576,974.05	2.50%
Current Overcollateralization Amount	40,576,974.05	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	988,035.83	2.971536
Class A-2 Notes	0.210000%	98,000.00	0.175000	50,195,470.42	89.634769
Class A-3 Notes	0.460000%	214,666.67	0.383333	214,666.67	0.383333
Class A-4 Notes	0.730000%	79,083.33	0.608333	79,083.33	0.608333
Total		**$391,750.00**		**$51,477,256.25**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	51,255,346.20	(1) Total Servicing Fee	1,098,926.46
Interest Collections	3,894,781.46	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	410,947.41	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	208,374.43		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	391,750.00
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	440.66	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**55,769,890.16**	(6) Regular Principal Distributable Amount	51,085,506.25
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**55,769,890.16**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	3,193,707.45
		Total Distribution	**55,769,890.16**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,098,926.46	1,098,926.46	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	391,750.00	391,750.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	98,000.00	98,000.00	0.00
thereof on Class A-3 Notes	214,666.67	214,666.67	0.00
thereof on Class A-4 Notes	79,083.33	79,083.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	391,750.00	391,750.00	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	51,085,506.25	51,085,506.25	0.00
Aggregate Principal Distributable Amount	51,085,506.25	51,085,506.25	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,057,697.40
Reserve Fund Amount - Beginning Balance	4,057,697.40
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	31.13
minus Net Investment Earnings	31.13
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,057,697.40
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	31.13
Net Investment Earnings on the Collection Account	409.53
Investment Earnings for the Collection Period	440.66

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,657,814,898.58	44,343
Pool Balance beginning of Collection Period	1,318,711,756.49	39,924
Principal Collections	28,815,608.37	
Principal Collections attributable to Full Pay-offs	22,439,737.83	
Principal Purchase Amounts	0.00	
Principal Gross Losses	990,249.75	
Pool Balance end of Collection Period	1,266,466,160.54	39,154
Pool Factor	76.39%	

	As of Cutoff Date	Current
Weighted Average APR	3.59%	3.59%
Weighted Average Number of Remaining Payments	55.46	48.76
Weighted Average Seasoning (months)	9.86	17.05

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,262,221,107.16	39,054	99.66%
31-60 Days Delinquent	2,993,602.76	73	0.24%
61-90 Days Delinquent	787,885.86	20	0.06%
91-120 Days Delinquent	463,564.76	7	0.04%
Total	1,266,466,160.54	39,154	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.099%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	990,249.75	25	3,915,296.42	103
Principal Net Liquidation Proceeds	410,031.33		1,866,019.33	
Principal Recoveries	207,217.31		543,349.01	
Principal Net Loss / (Gain)	373,001.11		1,505,928.08	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.346%
Prior Collection Period	0.179 %
Second Prior Collection Period	0.140 %
Third Prior Collection Period	0.412 %
Four Month Average	0.269%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.091%
Average Net Loss / (Gain)	14,620.66

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.